Exhibit (d)(1)(g)

TIAA-CREF Life Insurance Company 730 Third Avenue New York, NY 10017-3206 212 490-9000 1 800 223-1200

Endorsement to your TIAA-CREF Life Insurance Policy

This endorsement is part of your TIAA-CREF Life Insurance Company policy. Please read this endorsement and attach it to your policy.

The second sentence of the “Loans, withdrawals and surrenders” provision of your policy (appearing on Page [8]) has been revised to read:

The maximum amount you can borrow is [100] % of your policy value.

The second sentence of the “How much you can borrow” section appearing under the “about loans” provision of your policy (appearing on Page [27]) has been revised to read:

The maximum amount you can borrow is [100] % of your policy value.

TCL-JVULPLNPER-END